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                              December 7, 2022

       Daniel Nelson
       Chief Executive Officer
       Signing Day Sports, Inc.
       8355 E Hartford Dr. Suite 100
       Scottsdale, AZ 85255

                                                        Re: Signing Day Sports,
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted November
8, 2022
                                                            CIK No. 0001898474

       Dear Daniel Nelson:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted November 8, 2022

       Prospectus Summary
       Our Historical Performance, page 1

   1. Please disclose that your auditors have expressed substantial doubt about your ability to continue as a going
concern.
   2. Please disclose that upon the consummation of this offering, you will grant options to certain employees and
officers to purchase shares of common stock. State the number of options and the persons
to whom you will grant options.
 Daniel Nelson
Signing Day Sports, Inc.
December 7, 2022
Page 2
Our Corporate History and Structure, page 6

3. Tell us and disclose in your financial statements how you accounted for the July 11, 2022
         Agreement and Plan of Merger between SDS LLC - AZ, SDSF LLC, SDSB LLC, and
         SDS Inc. - DE (the    Merger Agreement   ).
4. In your discussion regarding the July 11, 2022 Merger Agreement you mention "claims related to certain simple agreements for future equity and convertible notes." Please disclose detailed information about these simple agreements for future equity and convertible notes.
Summary of Risk Factors, page 9

5. We note that your officers and directors currently hold 59.2% of the outstanding shares, including your Chief Executive Officer who holds 35% of the outstanding shares. Clearly disclose in the prospectus summary and risk factor section that that your executive officers and directors will be able to exercise significant influence over all matters requiring shareholder approval following the offering and disclose their percentage of voting power.
Risk Factors, page 11

6. We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.
7. Please revise your disclosure that your business, financial condition and results of operations could be materially adversely affected by the evolving situation related to
       COVID-19. Revise to specifically discuss the impact that the COVID-19 pandemic has
FirstName LastNameDaniel Nelson
       had on your business to date, rather than presenting the impacts as hypothetical. Please
Comapany   NameSigning
       quantify the impactDay  Sports,
                           on your     Inc. and any COVID-related costs
incurred.
                                    revenues
December 7, 2022 Page 2
FirstName LastName
 Daniel Nelson
FirstName LastNameDaniel    Nelson
Signing Day  Sports, Inc.
Comapany7,
December   NameSigning
             2022         Day Sports, Inc.
December
Page 3    7, 2022 Page 3
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 34

8. You state that the increase in revenues in 2021 was due to an increase in customers and the increase in general and administrative expenses was due to an increase in operations.
         Please discuss the underlying factors that caused the increase in each of these line items.
         To the extent material, disclose the total number of customers for each period presented and separately disclose the number of customers who use the free trial model versus the number of paying customers. Refer to Item 303(a)(3) of Regulation S-K and SEC Release
         33-8350.
Business
Marketing and Sponsorship Agreements, page 56

9. We note that under your sponsorship agreement with Goat Farm Sports, you indicate that you will have access to athlete data. Please explain the nature of the data collected under this agreement or other agreements and how athlete data is used or intended to be used in your business. Include appropriate risk factor disclosure detailing the risks and challenges of managing and safeguarding information regarding minors.
Report of Independent Registered Public Accounting Firm, page F-2

10. We note that your independent accounting firm issued an audit report after it withdrew registration from the PCAOB. Please provide an audit report issued by a firm registered with the PCAOB at the time of issuance.
Consolidated Balance Sheets as of December 31, 2021 and 2020, page F-4

11. Please disclose the name of the company audited at the top of each financial statement included in the filing. As currently presented, it is not clear if the audit report relates to the correct financial statements. We refer to guidance in Item 3 of Regulation S-X.
Consolidated Statements of Operations, page F-5

12. Please present cost of revenue in accordance with Item 5-03 of Regulation S-X.

Note 1 - Principal Business Activity and Significant Accounting Policies Internally Developed Software, page F-9

13. Please explain in more detail your statement that, "It is at least reasonably possible that the estimate of recoverability will change in the near term." Disclose in your critical account estimates if internally developed software is at risk of impairment. Daniel Nelson
FirstName LastNameDaniel    Nelson
Signing Day  Sports, Inc.
Comapany7,
December   NameSigning
             2022         Day Sports, Inc.
December
Page 4    7, 2022 Page 4
FirstName LastName
Note 12 - Subsequent Events, page F-17

14. We note that in September 2022, 1,385,500 stock options were granted. Please provide us an analysis that includes the date and amount of each stock option granted along with estimated fair value of the underlying shares of common stock. Reconcile and explain the differences between the fair values determined on each grant date, including the difference between the most recent grant date fair value and the midpoint of your offering range.
         This reconciliation should describe significant intervening events within the company and changes in assumptions with the valuation methodologies employed that explain the changes in fair value of your common stock up to the filing of the registration statement.
         Continue to provide us with updates to the above analysis for all equity related transactions through the effectiveness date of the registration statement.
General

15. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

        You may contact Inessa Kessman, Senior Staff Accountant, at 202-551-3371 or Robert
Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Charli Gibbs-Tabler,
Staff Attorney, at 202-551-6388, or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Louis Bevilacqua